TEREX CORPORATION AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               December 31, 1992
             (dollar amounts in thousands, unless otherwise noted,
                           except per share amounts)


NOTE A -- SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation. The Consolidated Financial Statements include the accounts of Terex Corporation and its majority controlled subsidiaries ("Terex" or the "Company"). All intercompany balances, transactions and profits have been eliminated. The equity method is used to account for investments in affiliates in which the Company has an ownership interest between 20% and 50%, with the exception of the Company's 42% investment in the outstanding common stock of Fruehauf Trailer Corporation ("Fruehauf"). Because of the existence of a voting trust among Terex and certain individuals, the Company continued to have voting control of Fruehauf after Fruehauf's initial public offering ("IPO") and, accordingly, continued to account for Fruehauf as a consolidated subsidiary in 1991. The voting trust terminated during 1992 and, accordingly, the Company presently accounts for its 42% ownership interest in Fruehauf using the equity method. The Company's consolidated financial statements are presented giving effect to the deconsolidation of Fruehauf as of January 1, 1992 (see Note D -- "Investment in Fruehauf Trailer Corporation"). The cost method is used to account for investments in affiliates in which the Company has an ownership interest of less than 20%.

Cash and Cash Equivalents. All short-term investments, which consist of highly liquid investments with original maturities of three months or less, are considered to be cash equivalents. The carrying amount of cash and cash equivalents approximates fair value because of the short maturity of those instruments.

Restricted Cash. The Company has classified as restricted, certain cash and cash equivalents that are not fully available for use in its operations. Provisions of certain of the Company's lending agreements require that amounts be deposited in a cash collateral account when specified conditions exist. Access by the Company to such amounts is restricted by the terms of the lending agreement. Restricted cash at December 31, 1992 and 1991 totaled $11,479 and $0, respectively. The balance at December 31, 1992 represented the highest amount required to be deposited in the cash collateral account during 1992.

Inventories. Inventories are stated at the lower of cost or market value. Cost is determined by the last-in, first-out ("LIFO") method for certain domestic inventories and by the first-in, first-out ("FIFO") method for inventories of foreign subsidiaries and certain domestic inventories. Approximately 52% and 49% of consolidated inventories at December 31, 1992 and 1991, respectively are accounted for under the LIFO method.

Debt Issuance Costs.   Debt issuance costs represent costs associated with
securing the Company's financing arrangements. Such amounts are presented as a component of Other Assets in the Consolidated Balance Sheet. Capitalized debt issuance costs are amortized over the life of the respective debt agreement. Unamortized debt issuance costs totaled $10,614 and $5,077 at December 31, 1992 and 1991, respectively. During 1992, 1991 and 1990, the Company amortized $1,694, $1,304 and $2,814, respectively, of capitalized debt issuance costs.

Intangible Assets. Intangible assets include the excess of purchase price over the fair value of identifiable net assets of acquired companies and are being amortized on a straight-line basis over periods ranging from 12-15 years.
Other intangible assets include costs allocated to patents, trademarks and other specifically identifiable assets arising from business combinations.
Such amounts are amortized on a straight-line basis over the respective estimated useful lives not exceeding seven years. Included as a component of Other Assets in the Consolidated Balance Sheet at December 31, 1992 and 1991, are unamortized intangible assets of $10,938 and $1,120, respectively. Accumulated amortization at December 31, 1992 and 1991 was $599 and $0, respectively. Amortization of intangible assets was $599, $0 and $0 in 1992, 1991 and 1990, respectively.

Property, Plant and Equipment. Property, plant and equipment are stated at cost. Expenditures for major renewals and improvements are capitalized while expenditures for maintenance and repairs not expected to extend the life of an asset beyond its normal useful life are charged to expense when incurred.
Plant and equipment are depreciated over the estimated useful lives of the assets under the straight-line method of depreciation for financial reporting
purposes and both straight-line and other methods for tax purposes.    Certain
property, plant and equipment held for sale is included in Assets Held For Sale (see Note H -- "Assets and Business Held for Sale"), and is carried at the lower of cost or net realizable value. The cost of assets and the related amounts of accumulated depreciation are eliminated from the accounts when the assets are retired or sold.

Revenue Recognition.   Revenue and costs are generally  recorded when products
are shipped and invoiced to either independently owned and operated dealers or
customers.   Certain new units may be invoiced  prior to the time customers take physical possession. Revenue is recognized in such cases only when the customer has a fixed commitment to purchase the units, the units have been completed, tested and made available to the customer for pickup or delivery, and the customer has requested that the Company hold the units for pickup or delivery at a time (generally within two weeks) specified by the customer at the time the customer is notified that the unit is completed or specified in the sales agreement. In such cases, the units are invoiced under the Company's customary billing terms, title to the units and risks of ownership passes to the customer upon invoicing, the units are segregated from the Company's inventory and identified as belonging to the customer and the Company has no further obligations under the order.

Accrued Warranties and Product Liability. The Company's financial statements reflect accruals for potential warranty and product liability claims based on the Company's claim experience. Warranty costs are accrued at the time revenue is recognized. The Company provides self-insurance reserves for estimated product liability experience on known claims and for claims anticipated to have been incurred which have not yet been reported. Certain of the Company's product liability accruals, principally related to the forklift business acquired during 1992 (see Note C -- "Acquisitions"), are presented on a discounted basis. The related discount of $8,567 at December 31, 1992, computed at 8.0%, is recorded as a direct reduction of gross product liability claims and is amortized using the effective interest rate method. Interest expense attributable to the amortization of the discount aggregated $1,250 in 1992. The remainder of the Company's product liability accruals are presented on a gross settlement basis.

Foreign Currency Translation. The majority of the assets and liabilities of the Company's international operations are translated at year-end exchange rates; income and expenses are translated at average exchange rates prevailing during the year. For operations whose functional currency is the local currency, translation adjustments are accumulated in the Cumulative Translation Adjustment component of Stockholders' Investment. Gains or losses resulting from foreign currency transactions are included in Other Expense. Net foreign exchange losses were $2,413, $211 and $173 in 1992, 1991 and 1990, respectively.

Environmental Policies. Environmental expenditures that relate to current operations are either expensed or capitalized. Expenditures relating to conditions caused by past operations that do not contribute to current or future revenue generation are expensed. Liabilities are recorded when environmental assessments and/or remedial actions are probable, and the costs can be reasonably estimated. Generally, the timing of these accruals coincides with completion of a feasibility study or the Company's commitment to a formal plan of action.

Research and Development Costs. Research and development costs are expensed as incurred. Such costs incurred in the development of new products or significant improvements to existing products amounted to $3,814 in 1992, $4,034 in 1991, and $7,982 in 1990.

Income Taxes. The Company accounts for income taxes in accordance with Statement of Financial Accounting Standard ("SFAS") No. 96, "Accounting For Income Taxes" (see Note K -- "Income Taxes"), which requires the Company to follow the liability method. The liability method provides that deferred tax assets and liabilities be recorded based upon the difference between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Stock Split. The Company's Board of Directors declared a five-for-four stock split of the Company's common stock on May 24, 1990 to shareholders of record on May 11, 1990. Except as otherwise stated, all reference to numbers of shares and to per share information in the consolidated financial statements have been adjusted to reflect the stock split on a retroactive basis.

Issuance of Stock by a Subsidiary. The Company accounts for increases and decreases in its proportionate share of a subsidiary's equity arising from the issuance of stock by the subsidiary and related transactions as gains and losses in the Consolidated Statement of Income (see Note D -- "Investment in Fruehauf Trailer Corporation").

Net Income (Loss) Per Share. Net income (loss) per share is based on the weighted average number of common and common equivalent shares outstanding during the year. The dilutive effect of common stock equivalents (if applicable) is calculated using the treasury stock method.

Reclassifications. Certain amounts shown for 1990 and 1991 have been reclassified to conform to the 1992 presentation.

Recent Pronouncements. In December 1990, the Financial Accounting Standards Board ("FASB") issued SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", which covers health care and other welfare benefits provided to retirees. The statement, among other things, requires an accrual of the obligation to provide future benefits to employees during the
years that the employees provide service.   The Company will  adopt this
standard during the first quarter of 1993 using the delayed recognition method provided for in SFAS 106. The Company's Heavy Equipment Segment has an estimated unfunded accumulated postretirement transition obligation ranging from $4 million to $5 million. No change in the Company's current practice of funding these benefits on a pay-as-you-go basis is currently anticipated.

In February, 1992, the FASB issued SFAS No. 109, "Accounting For Income Taxes" to supersede SFAS No. 96, "Accounting For Income Taxes". The Company has reflected its tax provisions and liabilities using the principles of SFAS No.
96. The new pronouncement retains certain concepts of SFAS No. 96, but generally simplifies its application. The Company will adopt this standard during the first quarter of 1993. The impact of adoption is not anticipated to have a significant effect on the Company's financial position or results of operations.

In November, 1992, the FASB issued SFAS No. 112, "Employers' Accounting for Postemployment Benefits". This pronouncement establishes accounting and reporting for the estimated cost of benefits provided by an employer to former or inactive employees after employment but before retirement. For the most part, the Company already accounts for such benefits on an accrual basis. Therefore, the impact of adoption is not anticipated to have a significant effect on the Company's financial position or results of operations. The Company will adopt this standard during the first quarter of 1994.


NOTE B -- RESTATEMENTS

The accompanying financial statements reflect restatement for current year and prior years activity and transactions as described below:

Restatement of  the year ended December 31, 1992.

As described in Note D - "Investment in Fruehauf Trailer Corporation," after an initial public offering of Fruehauf common stock in July 1991 the Company owned approximately 42% of the outstanding common stock of Fruehauf. Due to additional control factors, including shares owned by certain officers of Terex, the presence of three Terex directors on Fruehauf's board, the service of two Terex executive officers as executive officers of Fruehauf, and the existence of a voting trust among Terex and certain individuals, the Company concluded it had a controlling financial interest in Fruehauf. Accordingly, in the Company's Annual Report on Form 10-K for the year ended December 31, 1992 as originally filed, Fruehauf's results were included in the Company's consolidated financial statements for the years ended December 31, 1991 and 1992.

After consultation with the Securities and Exchange Commission staff, management subsequently decided that despite the control factors described above, assurance of strict numerical voting control of Fruehauf by Terex was eliminated as a result of the termination of the voting trust between Terex and certain individuals in July 1992 and, therefore, Terex should not consolidate Fruehauf in its 1992 financial statements. Accordingly, management has restated the financial statements for the year ended December 31, 1992 to account for the Company's investment in Fruehauf on the equity method effective January 1, 1992.

The following table sets forth selected information as originally reported and as restated for the year ended December 31, 1992:

                                                        Year Ended
                                                       December 31,
                                                           1992
Net Sales
   As Originally Reported                             1,012,253
   As Restated                                          523,355

Net Income (Loss)
   As Originally Reported                              (61,088)
   As Restated                                         (57,175)

Net Income (Loss) Per Share
   As Originally Reported                                 (6.14)
   As Restated                                            (5.75)

Average Number of Common and
 Common Equivalent Shares Outstanding                     9,945


Restatement of the years ended December 31, 1987 through 1991

As a result of inquiries by its current independent accountants, the Company reviewed its accounting treatment for certain prior year transactions and concluded that the financial statements for the years ended December 31, 1987 through 1991 required restatement with respect to the accounting for the refinancing of debt, detachable warrants issued with debt, certain property, plant and equipment transactions and other miscellaneous items.

Terex Corporation

The Company issued debt with detachable warrants in 1987. A nominal value was initially assigned to the warrants and the incremental cost of redeeming the warrants over the initial value assigned was originally classified as a deferred charge and was to be amortized over the life of the debt agreement. In 1992, management concluded that the initial value assigned to the warrants
at the date of issuance did not reflect fair value.    Management obtained an
estimate of the fair value of the warrants at the date of issuance and concluded that the fair value of the warrants at date of issuance should have been recorded as debt discount and amortized to interest expense over the life of the debt and that the cost of redeeming the warrants in excess of the revised value of the warrants at the time of issuance should be charged to retained earnings. Retained earnings as of December 31, 1989 was reduced by $1,432 to reflect this revised accounting. Income before extraordinary items and net income were increased by $146 in 1990 and net income was increased by $100 in 1991.

In 1992, management concluded that the carrying value of certain properties were adjusted to amounts in excess of lower of cost or market during 1990 and 1991 by $6,403 and $434, respectively. Therefore, management has restated its financial statements for the years ended December 31, 1990 and 1991 to appropriately account for the property, plant and equipment.

The impact of the revised accounting for the Fruehauf debt transaction and the Fruehauf warrants, as discussed below, resulted in an incremental gain of $2,453 in 1991 related to the initial public offering of Fruehauf common stock and related recapitalization.

Fruehauf Trailer Corporation

Fruehauf issued debt with detachable warrants in 1989. A nominal value was initially assigned to the warrants and the incremental cost of redeeming the warrants over the initial value assigned was originally classified as a deferred charge and was to be amortized over the life of the debt agreement. In 1992, management concluded that the initial value assigned to the warrants at the date of issuance did not reflect fair value. Management obtained an estimate of the fair value of the warrants at the date of issuance and concluded that the fair value should have been recorded as debt discount. In addition, management concluded that the cost of redeeming the warrants in excess of the revised value of the warrants at the time of issuance should be charged to earnings as interest cost.

In 1990, Fruehauf accounted for a debt transaction as a modification to an existing debt instrument as opposed to an extinguishment of debt and the issuance of new debt. In accounting for the transaction as a modification, Fruehauf continued to defer and amortize the existing deferred debt issuance costs over the life of the modified debt instrument. Had Fruehauf accounted for the transaction as an extinguishment of debt, all unamortized debt issuance costs would have been written off at that time as an extraordinary charge to earnings. Management concluded after review, that it was not appropriate for Fruehauf to continue to defer debt issuance costs associated with the previously outstanding long-term debt upon the refinancing and, therefore, has restated its financial statements for the years ended December 31, 1990 and 1991 to reflect the revised accounting treatment for the debt issuance costs. The revised accounting treatment for the Fruehauf warrants and debt issuance costs resulted in a reduction of retained earnings as of December 31, 1989 of $1,185, a reduction in income before extraordinary items of $2,308 and a reduction in net income of $4,500 in 1990, and an increase to net income of $815 in 1991. A one-time extraordinary loss of $2,192, or $(.22) per share, has been recorded in 1990 to write-off the unamortized debt issuance costs relating to the refinanced debt.

The following table sets forth selected information as originally reported and as restated for the years ended December 31, 1991 and 1990:
                                                Year Ended December 31,
                                                    1991          1990

Income (Loss) Before Extraordinary Loss
  As Originally Reported                        (33,413)         15,483

  As Restated                                   (29,786)          8,245

Net Income (Loss)
  As Originally Reported                        (33,413)         15,483

  As Restated                                   (29,786)          6,053

Income (Loss) Per Share Before Extraordinary Loss
   As Originally Reported                         (3.37)          1.57
   As Restated                                    (3.00)           .83

Net Income (Loss) Per Share
   As Originally Reported                         (3.37)          1.57
   As Restated                                    (3.00)           .61

Average Number of Common and Common
 Equivalent Shares Outstanding                     9,914          9,889



NOTE C -- ACQUISITIONS

Clark Material Handling Company - On July 31, 1992, the Company completed the acquisition of the common stock of Clark Material Handling Company and certain affiliate companies ("Clark") from Clark Equipment Company (the "Clark Acquisition"). Clark is engaged in the design, manufacture and marketing of internal combustion and electric forklift and lift trucks and related parts and equipment. The purchase price of the Clark Acquisition was $91,090, which was funded by $85,000 of cash and a $6,090 seller note.

The acquisition was accounted for using the purchase method with the purchase price of the acquisition allocated to assets acquired and liabilities assumed based upon their respective estimated fair value at the date of the acquisition. Purchase price allocations were based on evaluations, estimations, appraisals, actuarial studies and other studies performed by the Company. The excess of purchase price over the net assets acquired ($3,090) is included in other assets and is being amortized on a straight-line basis over 15 years.

The estimated fair values of assets and liabilities acquired on July 31, 1992, net of cash acquired of $4,546, are summarized as follows:


         Accounts receivable                       $   47,291
         Inventories                                  100,450
         Other current assets                           2,519
         Property, plant and equipment                 95,284
         Other assets                                  22,568
         Goodwill                                       3,090
         Accounts payable and other
          current liabilities                       (139,063)
         Noncurrent liabilities                      (45,595)
                                                   $   86,544

The operating results of this acquisition are included in the Company's consolidated results of operations since August 1, 1992. The following unaudited pro forma summary presents the consolidated results of operations as though the Company completed the Clark Acquisition on January 1, 1991, after giving effect to certain adjustments, including amortization of goodwill and intangible assets, increased depreciation resulting from the revaluation of property, plant and equipment, interest expense and amortization of debt issuance costs on the acquisition debt, and reduced operating costs related to recurring cost savings which are directly attributable to the Clark Acquisition.

                                                        Pro Forma
                                                       For the Year
                                                    Ended December 31,
                                                    1992          1991
   Net sales                                      $811,859     $1,286,942
   Loss from operations                           (14,452)       (62,888)
   Net loss                                       (76,513)       (70,309)
   Net loss per share                            $(7.69)        $(7.09)

The unaudited pro forma consolidated results do not represent actual operating results. The pro forma amounts were prepared by management and should not be interpreted as predictive of the Company's future results of operations. The Company is actively reorganizing the operations of Clark by consolidating manufacturing and distribution operations. Consequently, management does not view the combination of the historical financial results of the Company and Clark as a meaningful representation of the Company's future operations.

Mark Industries - In December 1991, the Company purchased substantially all operating assets of Mark Industries ("Mark"), a leader in the manufacture and sale of aerial lift equipment, for $5,865. The fair values of the assets acquired, net of liabilities assumed, was approximately $315. The Company continues to use the purchased assets for the manufacture and sale of aerial lift equipment. The results of operations of Mark since December 31, 1991 have been included in the accompanying consolidated financial statements.

The acquisition was accounted for using the purchase method with the purchase price of the acquisition allocated to assets acquired and liabilities assumed based upon their respective estimated fair value at the date of the acquisition. Purchase price allocations were based on evaluations, estimations and other studies performed by the Company. The final allocation of the Mark purchase price allocation was completed in 1992. The excess of the purchase price over the net assets acquired ($5,550) is included in Other Assets and is being amortized on a straight-line basis over 12 years.


NOTE D-- INVESTMENT IN FRUEHAUF TRAILER CORPORATION

Initial Public Offering and Recapitalization

On July 8, 1991, Fruehauf completed an initial public offering ("IPO") of 4,000,000 shares of Fruehauf common stock at a price of $11 per share.
Fruehauf applied all of the net proceeds of the offering to repay indebtedness. In conjunction with Fruehauf's IPO, the Company contemplated related exchange transactions between certain stockholders and warrantholders of the Company and Fruehauf. In determining the Company's net gain in 1991 on the Fruehauf IPO, the Company considered the impact of these related exchange transactions. The estimated impact of these exchange transactions was a loss of approximately $7,759. The loss was recorded as a reduction of the gain on the sale of Fruehauf of $22,776, for a net gain of $15,017 in 1991. During the fourth quarter of 1992, the exchange agreement expired and management and the parties to the exchange concluded that the exchange transactions originally contemplated were no longer in the best interests of the Terex and Fruehauf stockholders. Accordingly, the $7,759 reserve for the estimated impacts of the exchange transactions was recorded into income in the fourth quarter of 1992. The impact of this transaction is recorded as a component of Other Income in the Consolidated Statement of Income. Prior to the IPO, Fruehauf was a wholly-owned subsidiary of the Company. Following the IPO and as of December 31, 1992, the Company owns approximately 42% of the outstanding common stock of Fruehauf. Pending the consummation of the exchange transactions, Terex's principal shareholder and certain other individuals placed 956,000 shares of Fruehauf common stock in a voting trust to enable the Company to retain voting control of more than 50% of Fruehauf's outstanding common stock. Because the voting trust allowed the Company to retain a controlling financial interest in Fruehauf, the Company included Fruehauf in its consolidated financial statements for 1991. The voting trust terminated during 1992 and, accordingly, the Company presently accounts for its 42% ownership interest in Fruehauf using the equity method. The Company's consolidated financial statements are presented giving effect to the deconsolidation of Fruehauf as of January 1, 1992.

Minority interest, representing other stockholders' interest in Fruehauf, is classified between noncurrent liabilities and stockholders' investment in the Consolidated Balance Sheet. The minority interest share in the net loss of Fruehauf's operations was $9,722 in 1991.

Unaudited pro forma consolidated results of operations for 1991 and 1990, as though the Company completed the Fruehauf IPO, recapitalization, and related transactions on January 1, 1990 and excluding the nonrecurring gain of $15,017 recorded by the Company in 1991, are as follows:

                                                 Year Ended December 31,
                                                   1991           1990

Net sales                                       $784,194       $1,023,178
Income (loss) from operations                   (36,200)           44,386
Net income (loss) before extraordinary loss     (36,594)           12,811
Net income (loss)                               (36,594)           10,619
Net income (loss) per share                     $(3.69)          $1.07

These unaudited pro forma consolidated results have been prepared pursuant to
Article 11 of Securities and Exchange Commission Regulation S-X and are not necessarily representative of the operating results or financial position the Company would have achieved had the events reflected therein occurred at the dates assumed. Additionally, these financial statements are not representative of the future results or financial position that the Company will record.
These pro forma consolidated results should be read in conjunction with the audited historical consolidated financial statements of the Company and the notes thereto.

Restructuring Costs

During 1991, Fruehauf recorded the impact of a restructuring plan designed to increase the overall profitability of Fruehauf by closing or selling certain operations that have not met profitability expectations. Restructuring costs of $15,825 represent provisions for the anticipated future cost of implementing a restructuring of Fruehauf's distribution system and other nonrecurring costs related to streamlining Fruehauf's manufacturing operations. The components of the restructuring costs are as follows:

     Branch conversion costs              $   5,700


During 1992, Fruehauf recorded additional restructuring costs of $15,500, representing revisions of the estimates relating to the restructuring plan in 1991, which are included in determining the Company's equity in the net loss of Fruehauf for 1992.

Plan of Restructuring and Refinancing

In the fourth quarter of 1991, Fruehauf had taken significant actions to reduce its overall cost structure and improve liquidity. As discussed above, Fruehauf implemented a restructuring program affecting its distribution system and certain of its manufacturing operations. This program continued through 1992 with additional actions, including, among others, temporary plant shutdowns, salary reductions and reductions in fringe benefits.

As a result of the continuing losses, which have continued through the first quarter of 1993, Fruehauf was not in compliance with certain financial covenants at December 31, 1992. On March 15, 1993, Fruehauf and its lenders amended the terms of its Bank Credit Facility. Fruehauf is attempting to secure alternative financing which would provide incremental borrowing and enable it to extinguish all amounts owed under the Bank Credit Facility. Additionally, the Company and Fruehauf announced on January 12, 1993 that a number of unsolicited inquiries had been received from qualified parties expressing an interest in purchasing the Fruehauf business. As a result of this interest, a financial advisor was retained to explore opportunities for maximizing Fruehauf's stockholder value. Given the uncertainty of the transaction, the Company has not recorded the Fruehauf operating results in accordance with Accounting Principles Board Opinion No. 30 "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". The impact of any consummated transactions will be recorded at the time the transaction is completed.

Summary Financial Information

Assets of the Fruehauf operation totaled $276,658 at December 31, 1992 consisting of current assets of $102,715 and noncurrent assets of $173,943. Current assets consist primarily of cash, receivables, inventories and prepaid expenses which management believes will be disposed in the normal business cycle, while noncurrent assets consist primarily of property, plant and equipment, investments in affiliates, assets held for sale, a facility leased to a Fruehauf affiliate and certain other noncurrent assets. Liabilities of the Fruehauf operation are $294,176 at December 31, 1992 consisting of current liabilities of $196,641 and noncurrent liabilities (exclusive of a $14,890 long-term payable to Terex) of $82,645. Current liabilities include trade payables, accrued compensation and benefits, the current portion of long-term debt and other accruals. Noncurrent liabilities include the noncurrent portion of postretirement health care costs, product liability, environmental obligations and other long-term reserve requirements. Sales of Fruehauf were $489 million, $513 million and $589 million in 1992, 1991 and 1990, respectively, and net loss (100% basis) of the Fruehauf operation was $65,160, $28,876 and $2,176 in 1992, 1991 and 1990, respectively.

Because Fruehauf has experienced significant losses since 1991 and continues to have a stockholders' deficit after the new equity investment, Terex's carrying value for its investment in Fruehauf has been reduced to zero. Terex has also recognized a contingent obligation of approximately $3 million, with respect to guaranties by Terex of certain obligations of Fruehauf. Until such time as Fruehauf returns to profitability and achieves a positive net worth, the Company does not expect to recognize any additional losses or income with respect to its investment in Fruehauf.

NOTE E -- INVESTMENTS IN AFFILIATE COMPANIES

The Company has a less than 50% investment in North Hauler Limited Liability Company ("North Hauler") which was acquired in 1987. North Hauler, located in Baotou, Inner Mongolia, People's Republic of China, is engaged in the manufacturing and marketing of off-highway trucks for use in mining, road construction and other heavy industries. The carrying value of this investment is $-0- at December 31, 1992.

In March 1992, the Company sold an 80% interest in Benton Harbor Engineering, Inc. for a purchase price of $4,300. No gain or loss was recorded on the disposal. The Company financed the sale through the issuance of a $4,300 seller note ("BHE Note"). The note is payable in annual installments on December 31, 1993 and December 31, 1994 and semiannually thereafter through June 2003. The interest rate is initially at the rate of prime plus 2%, with such rate increasing by one percent on each anniversary of the date the first interest payment is due to a maximum of five percent over the then prime rate. The note is secured by the purchased assets, as well as all assets subsequently acquired. There is no quoted market value for this note, therefore, a precise estimate of the fair value could not be made without incurring excessive costs. However, given that the note originated in March 1992, management believes that the carrying value approximates fair value. The carrying value of this investment is $3,871 at December 31, 1992.

Fruehauf has less than 50% investments in three foreign corporations engaged in the design, manufacture and marketing of truck trailers. Fruehauf's investment in Societe Europeenne de Semi-Remorques, S.A. ("SESR"), Europe's leading trailer manufacturer, is the largest equity investment with a recorded value at December 31, 1991 of $30,072. The book value of Fruehauf's investment in SESR exceeds Fruehauf's proportionate share of the underlying equity in net assets. The related excess purchase price of $8,010 at December 31, 1991, is being amortized on a straight-line basis over 20 years. During 1991, Fruehauf sold a portion of its investment in SESR, which was in turn sold to SESR, reducing its ownership from approximately one-third to approximately 23%. In addition to the $8,739 of cash received upon the sale of SESR shares, 1) certain litigation between SESR and Fruehauf was settled, 2) Fruehauf shares of SESR and related accumulated dividends previously held in escrow as a result of the aforementioned litigation were released to Fruehauf, 3) Fruehauf representatives to the SESR Board of Directors were reinstated, 4) and expiring royalty and trademark and license agreements between SESR and Fruehauf were renegotiated. As a net result of these transactions, Fruehauf recorded a loss of $3,312.

The carrying value of Fruehauf's other affiliate accounted for under the equity method is $7,557 at December 31, 1991. The carrying value of Fruehauf's two affiliates accounted for under the cost method is $2,516 at December 31, 1991.

Summarized financial data (100% basis) for Fruehauf's affiliates accounted for under the equity method is as follows:

                                                 Year Ended December 31,
                                                   1991           1990
Net sales                                       $822,045        $831,372
Gross profit                                     133,190         139,600
Net income (loss)                                 15,238          24,594

                                                       December 31,
                                                    1991          1990
Current assets                                  $424,405        $401,483
Noncurrent assets                                212,428         182,118
Current liabilities                              283,690         246,141
Noncurrent liabilities and deferred taxes        190,013         169,665

Fruehauf's share of the net income (loss) of affiliate companies accounted for using the equity method was $4,209 and $7,480 for the years ended December 31, 1991 and 1990, respectively. Dividends received from such companies totaled $1,681 for 1991, and $732 for 1990. Dividends received from affiliated companies accounted for under the equity method are applied as a reduction of the carrying value of the investments.

Fruehauf received dividends from its affiliates accounted for using the cost method totaling $130 and $146 in 1991 and 1990, respectively. Such dividends are included in Other income (expense) in the Consolidated Statement of Income.

Fruehauf sold material to its less than 50% equity affiliates totaling approximately $5,688 and $6,761 for the years ended December 31, 1991 and 1990, respectively. Such sales were made on the same terms and conditions as with other customers. In addition, Fruehauf received amounts pursuant to royalty and trademark and license agreements from its less than 50% owned equity affiliates totaling $2,518 and $4,221 for the years ended December 31, 1991 and 1990, respectively. Amounts receivable from such affiliates at December 31, 1991 and 1990 totaled $2,040 and $2,352, respectively.


NOTE F -- INVENTORIES

Inventories consist of the following:
                                                       December 31,
                                                    1992          1991

New equipment                                    $50,689        $64,875
Used equipment                                     1,495         19,761
Work-in-process and finished parts                83,090         99,879
Raw materials and supplies                        67,014         63,078
Long-term contract costs in excess of
 customer advances of $0 in 1992 and
 $4,749 in 1991                                      ---          3,422

     Gross inventories                           202,288        251,015
Add:  Excess of LIFO inventory value
 over (under) FIFO costs                         (5,152)          1,559

   Net inventories                              $197,136       $252,574


Adequate provisions have been recorded for all inventory determined to be surplus or obsolete. That determination incorporates management's best estimate of the Company's future operations and the economic conditions in the industries served by the Company.

NOTE G -- PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following at:

                                                       December 31,
                                                    1992           1991

Property                                         $14,434        $35,897
Plant                                                            54,662
59,716
Equipment                                         73,021         77,250

                                                 142,117        172,863
Less: Accumulated depreciation                    25,838         43,303

  Net property, plant and equipment             $116,279       $129,560


NOTE H -- ASSETS AND BUSINESS HELD FOR SALE

Fruehauf is holding for sale certain excess real estate, facilities and other assets, as well as the Decatur Business, which are included in the December 31, 1991 consolidated balance sheet under the caption "Assets Held for Sale."

The Decatur Business consists of Fruehauf's wholly-owned aluminum extrusion business and a 50% equity interest in Decatur Aluminum Company, a corporation engaged in the production of aluminum sheeting. The Decatur Business supplies aluminum sheeting and extrusions to Fruehauf's trailer manufacturing plants. Fruehauf acquired the Decatur Business as part of the Fruehauf acquisition and has announced its intention to divest this business. The Decatur Business is included in the Consolidated Balance Sheet for ($1,077) at December 31, 1991. Changes in the carrying value of the Decatur Business result from the net cash used in (generated from ) the Decatur Business. The operating results of the Decatur Business are not included in the Consolidated Statement of Income.
The Decatur Business experienced losses of approximately $900, and $800 in 1991 and 1990, respectively, which were excluded from the Consolidated Statement of Income. Reserves were established at the Fruehauf acquisition to absorb operating results until the Decatur Business is divested. Revenues from the Decatur Business (on a 100% basis) were $62,538 in 1992, $55,055 in 1991, and $57,204 in 1990. The majority of these revenues were intercompany sales which would have been eliminated in consolidation.

Fruehauf previously announced its intention to divest Jacksonville, its wholly-owned ship repair subsidiary, at the time of the Fruehauf acquisition in 1989. Jacksonville's primary floating dry-docks were sold in September, 1991 for $28,750, and the proceeds were applied against the repayment of Jacksonville's $29,600 of Industrial Development Revenue Bonds. Substantially all remaining operations at Jacksonville ceased in 1992, and a program was implemented to liquidate the remaining assets, consisting primarily of real estate and receivables. Fruehauf recorded a $11,551 charge in 1992, relating to the closure and liquidation of Jacksonville, which is included in determining the Company's equity in the net loss of Fruehauf for 1992.

The results of Jacksonville are not included in the Consolidated Statement of Income. Jacksonville revenues were $40,700 in 1991 and $31,400 in 1990 and losses were $3,400 in 1991 and $2,500 in 1990. Jacksonville's assets and liabilities are included in the December 31, 1991 Consolidated Balance Sheet under the respective captions.

In December 1991, Fruehauf sold substantially all the operating assets of CEMCO for $6,150 and recorded a gain of $6,599. CEMCO had been in the business of manufacturing cranes. The net proceeds of the sale were used to reduce Fruehauf's outstanding indebtedness. The remaining assets and liabilities of CEMCO, consisting primarily of receivables and warranties, are included in the December 31, 1991 Consolidated Balance Sheet. The operating results of CEMCO are not included in the Consolidated Statement of Income because reserves were established at the time of the Fruehauf acquisition to absorb such operating losses.

In addition to the Decatur Business and Jacksonville's real estate, Fruehauf holds for sale other idle facilities. As a result of manufacturing and distribution restructuring programs, certain facilities were added to the Assets Held for Sale in 1991. Fruehauf is actively marketing all excess properties, and in certain instances, is leasing them in order to generate funds to help cover holding costs. These nonoperating properties are carried on a lower of cost or market basis. In the opinion of management, adequate reserves have been established to absorb holding costs until disposition. As previously discussed in Note D -- "Investment in Fruehauf Trailer Corporation", Fruehauf wrote-down certain assets held for sale and recorded provisions for related holding costs in 1991.

Excluding the proceeds generated from the sale of CEMCO's operating assets and Jacksonville's floating dry-docks, Fruehauf generated proceeds from the sale of excess assets of $4,785 and $18,919 in the years ended December 31, 1991 and 1990, respectively. All proceeds generated from the sale of excess Fruehauf assets are required to be applied against the outstanding indebtedness under Fruehauf's Bank Credit Facility (see Note I -- "Long-Term Obligations").


NOTE I -- LONG-TERM OBLIGATIONS

Long-term debt is summarized as follows:

                                                       December 31,
                                                   1992           1991

Terex and Clark Debt:
Senior Secured Notes bearing interest at 13%,
 due August 1, 1996                             $158,895         $  ---
Secured Senior Subordinated Notes bearing
 interest at 13.5% payable in equal annual
 principal installments, due July, 1997           40,725         48,700
Secured promissory note bearing interest
 at prime rate, due July 31, 1994                  6,090            ---
Unsecured term note bearing interest at 9.0%
 payable in equal semiannual installments
 from August, 1994 to February, 1998                 757            935
Unsecured term notes bearing interest at prime
 rate plus 0.5%, due June, 1993                      ---         20,000
Unsecured term notes bearing interest from
 6.5% - 7.0%, due June, 1993                         ---         42,000
Unsecured noninterest bearing term note with
 an imputed interest rate of 10.3% payable
 in equal annual installments of $2,000 from
 January, 1990 to January, 1992                      ---          1,991
Other                                                123            ---
Capital lease obligations (Note J)                 9,442          5,455

   Total Terex and Clark                         216,032        119,081

Fruehauf debt:
Secured Bank Credit Agreement bearing interest
 at prime plus 2.25% in 1993, prime plus 2.0%
 in 1992, prime plus 1.5% prior thereto,
 due June, 1993                                      ---         85,128
Mortgage note bearing interest at 9.625%
 collateralized by an idle plant,
 due September, 2001                                 ---          4,379
Unsecured promissory note held by a related
 party bearing interest at 14% in 1992 and
 12% in 1991, due March, 1996                        ---          7,497

   Total Fruehauf debt                                 0         97,004

   Total long-term debt                          216,032        216,085
   Current portion of long-term debt              11,543         23,636

   Long-term debt, less current portion         $204,489       $192,449


In conjunction with the Clark Acquisition, the Company refinanced a major component of its previously outstanding bank debt (the "Refinancing"). The Refinancing included the issuance of $160 million, 13% senior secured notes, due August 1, 1996 (the "Senior Secured Notes"), establishment of a $60 million credit agreement with a commercial bank (the "Bank Lending Agreement") and amendments to its existing $50 million Secured Senior Subordinated Notes (the "Subordinated Notes"). Proceeds from the issuance of the Senior Secured Notes were used for the cash portion of the Clark Acquisition purchase price ($85 million), for the settlement of all amounts outstanding under its previous credit facility ($58 million), and for working capital and transaction costs.


Terex and Clark Debt

Senior Secured Notes and Subordinated Notes

In connection with the sale of the Senior Secured Notes and obtaining the consent of the holders of the Company's existing $50 million, 13.5% Subordinated Notes due July 1, 1997 to modification of the Subordinated Notes, the Company issued 658,409 common stock appreciation rights ("SAR's"). As of December 31, 1992 there were 639,794 SAR's outstanding. Of the outstanding SAR's, 557,385 may be exercised at the option of the holder thereof at any time on or after January 27, 1993, but not later than July 31, 1996. The remaining
82,409 SAR's may be exercised through July 1, 1997.   The SAR's entitle the
holder to receive, in cash, an amount equal to the market appreciation in the Company's common stock between $11 per share, subject to adjustment, and the average price per share for the 30 consecutive trading days prior to the date of exercise. The Company also amended its Subordinated Notes by granting the holders of the notes a secondary secured position in certain of the Company's assets.

The provisions of the Senior Secured Notes agreement required that the Company register the notes with the Securities and Exchange Commission by November 30, 1992 which registration was to become effective no later than March 1, 1993.
As of May 12, 1993, Terex has not completed the required filing with the Securities and Exchange Commission. As a result, Terex is incurring liquidated damages of $8 per week for the first thirteen weeks and $16 per week thereafter until such filing becomes effective. Interest on the Senior Secured Notes is due semiannually on February 1 and August 1.

In June 1987, the Company initially issued the $50 million unsecured Subordinated Notes for net proceeds of $48,801. The notes, due in 1997, have annual sinking fund requirements of $8,333 due July 1 which commenced in 1992. Interest on the Subordinated Notes is due semiannually on January 2 and July 1.
 As discussed above, the holders were granted a secondary secured position in certain of the Company's assets during 1992. Also, the Company agreed to repurchase $7.5 million of Subordinated Notes on May 28, 1993, approximately 30 days in advance of the date of the required sinking fund payment of $8.3 million and to apply those notes against the sinking fund payment. The Company expects to have adequate liquidity to effect such repurchase. However, without the consummation of the Lending Facilities (see the Lending Facilities discussion below), the Company would have difficulty in meeting its debt obligations on May 28, 1993 without taking steps which might impair its business. If the Lending Facilities are not consummated by May 28, 1993, management may conclude that the best interests of the Company may be served by not effecting its debt repurchase obligations on May 28, 1993. In such event, the Company will be exposed to legal action by the holders of the Subordinated Notes to be repurchased for any losses they incur.

The Senior Secured Notes are secured by substantially all inventory and property, plant and equipment of the Company's Material Handling and Heavy Equipment Segments, as well as the Company's investment in Fruehauf common stock. The Subordinated Notes holders have a secondary secured position in certain of the Company's assets. The indentures governing the Senior Secured Notes and the Subordinated Notes require, among other things, that the Company maintain certain levels of tangible net worth and collateral coverage. In the event that the Company is not in compliance with its tangible net worth covenant for two consecutive quarters or its collateral coverage covenant, the Company must offer to repurchase, at par plus accrued interest, specified portions of the principal amount of long-term debt.

The Company believes that, based on management's current estimates, it will be in compliance with its covenants with respect to its Senior Secured Notes and Subordinated Notes throughout 1993. However, certain future events could affect the Company's continuing compliance with such covenants. In particular, in computing tangible net worth under the covenants of the Senior Secured Notes and the Subordinated Notes, the Company is allowed to maintain a defined value for its investment in Fruehauf. At December 31, 1992, the defined value approximated $51.0 million. At December 31, 1992, the market value of the Company's investment in Fruehauf was $24.4 million. As discussed in Note D - "Investment in Fruehauf Trailer Corporation" to the Consolidated Financial Statements, the Company is evaluating alternatives relating to its investment in Fruehauf, including selling Terex's shares of Fruehauf common stock. If, as a result of any transactions affecting its investment in Fruehauf, or any other reason, the Company is not in compliance with certain of its covenants, the Company may be required to offer to repurchase 20% of the outstanding notes.
If such offer were to be made, it is likely that the Company would require additional funding to complete the offer, and if such funding were unavailable to it, the Company would be unable to comply with the terms of the notes and the notes may be accelerated. Such circumstances could result in a material adverse impact on the Company and its financial position.

In addition to the financial covenants discussed above, the indentures governing the Senior Secured Notes and Subordinated Notes limit, among other things, Terex's ability to incur additional indebtedness, consummate mergers and acquisitions, pay dividends, sell business segments and enter into transactions with affiliates, as well as place limitations on change of control.

Certain defaults under the Bank Lending Agreement, the Senior Secured Notes and the Subordinated Notes, which existed at December 31, 1992 have been waived or cured as of May 11, 1993.

Bank Lending Agreement

Immediately following the Clark Acquisition and Refinancing and through May 12, 1993, no cash amounts were outstanding under the Bank Lending Agreement. The Bank Lending Agreement is currently utilized only for outstanding letters of credit. The Bank Lending Agreement is secured by all cash and receivables of the Company's Material Handling and Heavy Equipment Segments. The Bank Lending Agreement originally provided for cash advances or for the issuance of bank letters of credit up to the $60 million commitment subject to the available collateral.

The Bank Lending Agreement provided for adjustments to the $60 million commitment amount based upon Terex's compliance with base financial ratios. On December 31, 1992, Terex's financial ratios (based upon November 30, 1992 financial data) did not meet the base financial ratios; as a result, the commitment amount under the Bank Lending Agreement was reduced to $33,762. At December 31, 1992, the revolving credit facility was limited to the lesser of the commitment amount ($33,762) or the available borrowing base. The total borrowing base available under the Bank Lending Agreement is based upon the application of prescribed advance ratios against eligible receivable balances. Available borrowing base ranged from $26,135 to $38,332 since the inception of the Bank Lending Agreement on July 31, 1992 through December 31, 1992. At December 31, 1992, the available borrowing base was $27,444. There were no cash advances under the Bank Lending Agreement at December 31, 1992; outstanding letters of credit under the Bank Lending Agreement totaled $38,923 at December 31, 1992. Given that outstanding letters of credit were in excess of the lender determined available borrowing base, Terex was required to maintain, in its operating account, a minimum balance equal to the difference between the balance of outstanding letters of credit and available borrowing base. Such amount is presented as Restricted Cash on the Consolidated Balance Sheet.

The Bank Lending Agreement, among other things, requires that the Company maintain certain financial covenants contained in the agreement. Such covenants relate to minimum profitability ratios and levels of tangible net worth, as well as maximum levels of leverage and capital expenditures. In addition to the financial covenants, the Bank Lending Agreement limits, among other things, Terex's ability to incur additional indebtedness, consummate mergers and acquisitions, pay dividends, and enter into transactions with affiliates as well as places limitations on change in control. The Bank Lending Agreement defines "a material adverse change or an event which would have a material adverse effect" as an event of default.

The Company was not in compliance with certain financial covenants in the Bank Lending Agreement at December 31, 1992. Terex has since received waivers for the noncompliance and the financial covenants in the Bank Lending Agreement have been revised. The revised lending agreement allows no cash borrowing availability and states that beginning April 21, 1993, the Company must commence increasing the amount of the cash collateral at specified increments such that by June 30, 1993 all letters of credit are cash collateralized. The Company is attempting to secure alternative financing which would provide adequate liquidity and working capital for the Company's future needs. The Company has received preliminary credit approval from a financial institution to provide short-term financing ("Short-term Agreement") by about May 21, 1993, and a permanent financing facility ("Permanent Lending Agreement") shortly thereafter (together "The Lending Facilities"). The Short-term Agreement only provides cash advances of $15 million and will be secured by all domestic receivables of the Company. The Permanent Lending Agreement is expected to replace the Short-term Agreement and provide up to $45 million for cash advances and guarantees of bank letters of credit and will be secured by all domestic receivables of the Company. The Company believes that the Short-term and Permanent Lending Agreements can be completed in sufficient time to allow the Company to meet all of its debt service and debt payment obligations on a timely basis. However, if such financing is not available or if it is significantly delayed, the Company may not be able to meet its debt and other obligations on a timely basis. If such event were to occur, the Company would be in a payment default which would give the holders of such obligations the right to accelerate their indebtedness which could result in a material adverse effect on the Company. As of April 15, 1993, the noncash collateralized letters of credit were $5.9 million, while accounts receivable remained substantially unchanged from the December 31, 1992 balance of $78.3 million.

Other Long-Term Obligations

A portion of the Clark purchase price was financed through a seller note in the amount of $6,090 due July 31, 1994. Interest accrues at prime rate and is due quarterly. The seller note is secured by certain property, plant and equipment.

TEL entered into a revolving credit facility with a group of banks in January, 1989. The facility is secured by a letter of credit from the Bank Lending Agreement and provides for up to approximately $4.6 million of multi-currency loans on a revolving basis. The interest rates vary depending on the currency. There were no amounts outstanding under the facility at December 31, 1992 and 1991.

Fruehauf Debt

As more fully described in Note D - "Investment in Fruehauf Trailer Corporation," the Company presently accounts for its 42% ownership interest in Fruehauf using the equity method, and the consolidated financial statements are presented giving effect to the deconsolidation of Fruehauf as of January 1, 1992. By the terms of debt agreements of both companies, neither company is obligated for, or may participate in, the debt service of the other. Fruehauf debt as described below is included in the consolidated balance sheet at December 31, 1991.

Fruehauf Secured Bank Credit Agreement

The Secured Bank Credit Agreement (the "Bank Credit Facility") constitutes Fruehauf's primary lending facility and is secured by substantially all of the assets of Fruehauf. The Bank Credit Facility provides both a term loan and a revolving credit facility. Amounts outstanding under the term loan were $70,128 at December 31, 1991. At December 31, 1991, the revolving credit facility was limited to the lesser of $45,000 or the available borrowing base, and the maximum cash advance availability was $20,000. The available borrowing base is calculated by applying prescribed advance ratios against eligible receivable and inventory balances, in accordance with the Bank Credit Facility. Outstanding cash advances totaled $15,000 at December 31, 1991. Outstanding letters of credit totaled $20,520 at December 31, 1991.

All proceeds from the sale of collateralized assets must be applied against the outstanding Bank Credit Facility indebtedness, including proceeds from the sale of most of the properties included in noncurrent Assets Held for Sale on the Consolidated Balance Sheet. As a result, Fruehauf cannot sell excess properties for the purpose of generating working capital.

A commitment fee of 1/2 of 1% per annum is payable on any unused portion of the revolving credit and letter of credit facility. Total unused credit under the revolving credit facility was $9,480 at December 31, 1991. The actual borrowing rate was 8.0% at December 31, 1991.

The Bank Credit Facility restricts the payment of dividends and requires, among other things, that Fruehauf maintain certain levels of tangible net worth and working capital, meet certain current and debt to equity ratios, and achieve certain levels of operating performance and interest coverage. While Fruehauf remained current in all of its payment obligations under the Bank Credit Facility, Fruehauf was not in compliance with certain financial covenants at December 31, 1991.

In September, 1990, Fruehauf entered into the Bank Credit Facility and refinanced the majority of its then outstanding long-term debt. A one-time extraordinary loss of $2,192, or ($.22) per share, was recorded to write-off the unamortized debt issuance costs relating to the refinanced debt. The income tax provision (benefit) on the extraordinary loss was zero. See Note B
- -- "Restatement of Prior Period Results".

Mortgage Note

The mortgage collateralized by an idle plant (the "Fresno Mortgage") was assumed in the Fruehauf acquisition. The Fresno Mortgage is collateralized by Fruehauf's Fresno, California manufacturing plant, which was closed in early 1992. The interest rate on the Fresno Mortgage is 9.625%, and combined principal and interest payments of $345 are payable semiannually until September, 2001. Fruehauf is actively attempting to sell the former Fresno manufacturing plant, and is required to extinguish the Fresno Mortgage with such proceeds.

Unsecured Promissory Note Held by a Related Party

In conjunction with the Fruehauf initial public offering and recapitalization in 1991, Fruehauf extinguished all of its then outstanding Series B Promissory Notes and all but $7,497 of the Series A Promissory Notes. The $7,497 of Series A Notes not extinguished were held by The Airlie Group L.P. and Trailer Partners (collectively "Airlie") and were exchanged for Fruehauf Notes totaling $7,497. The Fruehauf Notes initially bore interest at the rate of 12% per annum, and matured July 1, 1992. The Fruehauf Notes are subordinated to the Bank Credit Facility. Payment of the Fruehauf Notes can only be accelerated in the event that the indebtedness under the Bank Credit Agreement has been accelerated or extinguished.


Schedule of Debt Maturities

Scheduled annual maturities of long-term debt outstanding at December 31, 1992 in the successive five-year period are summarized below:


             1993$                                             8,333
             1994                                             14,518
             1995                                              8,522
             1996                                            167,417
             1997                                              7,582
             Thereafter                                          218

             Total                                          $206,590

Amounts shown are exclusive of minimum lease payments disclosed in Note J -- "Lease Commitments".

The Company believes that the carrying value of its borrowings approximates fair market value. Such fair values were estimated by discounting future cash flows using rates currently available for debt of similar terms and remaining maturities.

The Company paid $15,602, $26,591, and $39,572 of interest in 1992, 1991 and 1990, respectively.

NOTE J -- LEASE COMMITMENTS

The Company leases certain facilities, machinery and equipment, and vehicles with varying terms. Under most leasing arrangements, the Company pays the property taxes, insurance, maintenance and expenses related to the leased property. Certain of the equipment leases are classified as capital leases and the related assets have been included in Property, Plant and Equipment in Note G -- "Property, Plant and Equipment". Net assets under capital leases were $6,777 and $5,229 at December 31, 1992 and 1991, respectively. Those assets are net of accumulated amortization of $2,721 and $2,353 at December 31, 1992 and 1991, respectively. Such amortization is included in Accumulated Depreciation in Note G -- "Property, Plant and Equipment".

Future minimum capital and noncancelable operating lease payments and the related present value of capital lease payments at December 31, 1992 are as follows:

                                                 Capital       Operating
                                                  Leases        Leases
1993                                              $3,854         $6,232
1994                                               2,759          4,056
1995                                               1,987          3,462
1996                                               1,402          2,744
1997                                               1,074          2,023
Thereafter                                           678          2,103

  Total minimum obligations                      $11,754        $20,620

Less amount representing interest                  2,312

  Present value of net minimum obligations         9,442
Less current portion                               3,210

  Long-term obligations                           $6,232

Noncash investing and financing activities include capital lease obligations of $2,150, $2,705, and $841 incurred in 1992, 1991, and 1990, respectively, when the Company entered into leases for new equipment.

Most of the Company's operating leases provide the Company with the option to renew the leases for varying periods after the initial lease terms. These renewal options enable the Company to renew the leases based upon the fair rental values at the date of expiration of the initial lease.

Total rental expense under operating leases was $6,601, $9,443, and $7,819 in 1992, 1991, and 1990, respectively.

The Company's Material Handling Segment also routinely enters into sale-leaseback arrangements with regards to certain equipment, which is later sold to third-party customers under sales-type lease agreements. The Company maintains a net investment in these leases, represented by the present value of payments due under the leases of $8,888 of which $2,263 is current at December 31, 1992. The net investment is included in Other Assets in the Consolidated Balance Sheet. The total lease payments related to the net investment is $10,294 at December 31, 1992.

In connection with the original sale-leaseback arrangements underlying the customer leasing program, the Company has an outstanding rental installment obligation. Consistent with the nature of the capital leases, the obligation reflects the present value of minimum payments due under the leases. The current portion of this obligation is included in Current Portion of Long-term Debt in the Consolidated Balance Sheet.



NOTE K -- INCOME TAXES

The components of Income (Loss) Before Income Taxes, Minority Interest and Extraordinary Loss are as follows:

                                                 Year ended December 31,
                                                 1992      1991      1990

United States                                $(59,921)$(34,874)   $11,633
Foreign                                          2,813  (3,766)   (1,027)

  Income (loss) before income taxes,
   minority interest and extraordinary loss  $(57,108)$(38,640)   $10,606

The major components of the Company's provision for income taxes is summarized below:

                                                 Year ended December 31,
                                                 1992      1991      1990

Current:
  Federal                                        $---      $---      $820
  State                                           ---       ---       573
  Foreign                                         167       868       865

      Current income tax provision                167       868     2,258

Deferred:
  Federal                                       (100)       ---       103
  State                                           ---       ---       ---
  Foreign                                         ---       ---       ---

      Deferred income tax provision  (benefit)  (100)       ---       103

      Total provision for income taxes            $67      $868    $2,361


The Company's Provision for Income Taxes is different from the amount which would be provided by applying the statutory federal income tax rate to the Company's Income (Loss) Before Income Taxes, Minority Interest and Extraordinary Loss. The reasons for the difference are summarized below:

                                                 Year ended December 31,
                                       1992           1991           1990
                                    %       $       %      $       %      $

Statutory federal income
 tax rate                       (34)%  $(19,417)(34)% $(13,138)   34%    $3,606
Future potential benefit from
 current NOL                       35     20,274   31    11,858   ---       ---
Federal alternative minimum tax   ---        ---  ---       ---     3       337
Foreign tax differential on
 income/losses of foreign
 subsidiaries                     (1)      (856)    4     1,432     1       145
Utilization of federal net
 operating loss carryforwards     ---        ---  ---       ---  (18)   (1,842)
State income tax net of
 federal benefit                  ---        ---  ---       ---     3       378
Other                             ---         66    1       716   (1)     (263)

  Provision  for income taxes      0%        $67   2%      $868   22%    $2,361

At December 31, 1992, the Company had domestic federal tax basis net operating loss and tax credit carryforwards of $151,003 and $369, respectively. Approximately $93,000 of the remaining net operating loss carryforwards and all of tax credit carryforwards are attributed to Terex prior to its 1986 acquisition by Northwest Engineering Company ("Northwest" - Now called Terex). These net operating loss and tax credit carryforwards have special limitations placed on them under the Internal Revenue Code. In accordance with SFAS No. 96, "Accounting for Income Taxes", the tax benefits of the unused net operating loss and tax credit carryforwards have not been recognized in the Consolidated Financial Statements, except by reducing deferred taxes, as the recognition of these benefits is dependent on future taxable income.

The tax basis net operating loss and tax credit carryforwards expire as follows:

                                              Tax Basis Net
                                              Operating Loss      Tax
                                              Carryforwards     Credits

1993                                                $---            $69
1994                                                 ---            140
1995                                              24,041             63
1996                                              45,231             29
1997                                               8,004             38
1998                                              11,908             17
1999                                                 ---             13
2000                                               4,581            ---
2006                                              20,689            ---
2007                                              36,549            ---

     Total                                      $151,003           $369

Additionally, the Company has an alternative minimum tax credit carryforward of $580 available to offset future regular income taxes.

The Company also has various state net operating loss and tax credit carryforwards expiring at various dates through 2007 available to reduce future state taxable income and income taxes, respectively. In addition, the Company's foreign subsidiaries have approximately $52,657 of tax basis loss carryforwards which may be available to offset future foreign taxable income, $4,735 expiring in the years 1993 through 1997, and the remainder generally remain available without expiration dates.

The Company made income tax payments of $66, $731 and $1,491 in 1992, 1991 and 1990, respectively.


NOTE L -- STOCKHOLDERS' INVESTMENT

Stock Options. The Company maintains a qualified stock option plan ("ISO") covering certain officers and key employees. The exercise price of the ISO stock option is the fair market value of the shares at the date of grant. The ISO allows the holder to purchase shares of common stock, commencing one year after grant. ISO options expire after ten years. At December 31, 1992, 52,312 of the 395,354 stock options were available for grant.

The following table is a summary of stock options:

                                                   Number    Exercise Price
                                                 of Options   per Option

   Outstanding at December 31, 1989              199,500     $4.00 to 18.50
     Granted                                      18,000     20.50
     Exercised                                 (118,292)      4.00 to 16.25
     Canceled or expired                         (2,000)     12.75
     Five-for-four stock split adjustment         34,542     ---

   Outstanding at December 31, 1990              131,750     $6.40 to 20.50
     Granted                                       6,000     10.00 to 12.75
     Exercised                                  (29,917)      6.40 to 10.60
     Canceled or expired                        (29,250)      6.40 to 20.50

   Outstanding at December 31, 1991               78,583     $6.40 to 14.80
     Granted                                      20,000     13.25
     Exercised                                  (25,917)      6.40 to 14.80
     Canceled or expired                        (13,000)     10.20 to 14.80

   Outstanding at December 31, 1992               59,666     $6.40 to 14.80

   Exercisable at December 31, 1992               37,666     $6.40 to 14.80


Stock Appreciation Rights. In connection with the sale of the Senior Secured Notes and obtaining the consent of the holders of the Company's existing Subordinated Notes to modify the Subordinated Notes, the Company issued 658,409 common stock appreciation rights. As of December 31, 1992, there were 639,794 SAR's outstanding. The SAR's entitle the holder to receive the market appreciation in the Company's common stock between $11 per share, subject to adjustment, and the average price per share for the 30 consecutive trading days prior to the date of exercise. At December 31, 1992, there was no reserve requirement necessary as the Company's common stock price was below $11 per share.

Stock Split. In May 1990, the Company declared a five-for-four stock split in the form of a stock dividend. All option data subsequent to this date has been adjusted to properly reflect the split.

Dividends. No dividends were declared or paid in 1992. In 1991 and 1990, the Company declared and paid an annual dividend of six cents and five cents per share, respectively, on its outstanding common stock at each record date. As discussed in Note I -- "Long-Term Obligations", certain of the Company's debt agreements contain restrictions as to the payment of cash dividends. Under the most restrictive of these agreements, no retained earnings were available for dividends at December 31, 1992.


NOTE M -- RETIREMENT PLANS

The Company maintains numerous defined benefit pension plans covering most domestic employees. The benefits for the plans covering the salaried employees are based primarily on years of service and employees' qualifying compensation during the final years of employment. The benefits for the plans covering the hourly employees are based primarily on years of service and a flat dollar amount per year of service. It is the Company's policy to fund these plans based on the minimum requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Plan assets consist primarily of common stocks, bonds, and short-term cash equivalent funds.

  Pension expense includes the following components for 1992, 1991, and 1990:
                                                 Year Ended December 31,
                                                 1992      1991      1990

  Service cost for benefits earned
   during period                                  $499    $1,399   $2,150
  Interest cost on projected benefit
   obligation                                    2,378     7,377    7,009
  Actual (return) loss on plan assets          (3,052)  (12,680)   14,827
  Net amortization and deferral                  1,870     6,140 (22,966)
  Curtailment loss                                  58        17      207

     Net pension expense                        $1,753    $2,253   $1,227

The following table sets forth the plans' funded status and the amounts recognized in the Company's financial statements at December 31:

                                            1992                1991
                                        Underfunded  Overfunded    Underfunded
                                           Plans       Plans          Plans

   Actuarial present value of:
     Vested benefits                        $27,249      $69,587     $26,331

     Accumulated benefits                   $27,637      $70,705     $26,858

     Projected benefits                     $29,602      $70,705     $29,163
   Fair value of plan assets                 19,929       73,744      13,919

   Projected benefit obligation
    (in excess of) less than
    plan assets                             (9,673)        3,039    (15,244)
   Unrecognized net loss from past
    experience different than assumed         6,328       11,756       7,963
   Unrecognized prior service cost              920      (5,691)       1,121
   Unrecognized transition (asset)            (324)          ---       (450)
   Adjustment to recognize minimum
    liability                               (4,988)          ---     (9,354)

        Pension asset (liability)
         recognized in the balance sheet   $(7,737)       $9,104   $(15,964)

The expected long-term rate of return on plan assets was 9% for the periods presented. The discount rate assumption was 8.25% for 1992, 8.5% for 1991 and 9.0% in 1990. The assumption for the rate of compensation increase if applicable per plan provisions, was 5.5% for each year presented.

In accordance with the provisions of the SFAS No. 87, "Employers' Accounting for Pensions", the Company has recorded an adjustment to recognize a minimum pension liability of $4,988 and $9,354 at December 31, 1992 and 1991, respectively. This liability is offset by an intangible asset of $536 and $1,121 and a direct reduction of shareholders' equity of $4,452 and $8,233 at December 31, 1992 and 1991, respectively.

Clark's German employees are also covered by a defined benefit pension plan as required by German law. At December 31, 1992, the Company has accrued approximately $11.2 million related to the benefits earned by active and retired participants as of that date. The plan is unfunded. Pension expense relating to this plan was approximately $636 for the five months ended December 31, 1992.

In addition to providing pension benefits, the Company provides health care and life insurance benefits for certain former domestic employees who retired prior to December 31, 1990. The majority of the cost of retiree health care is charged against reserves previously established in purchase accounting for business combinations. Retiree health payments totaled $235, $3,919, and $3,439 for the years ended December 31, 1992, 1991, and 1990, respectively.

The Company sponsors various tax deferred savings plans into which eligible employees may elect to contribute a portion of their compensation. The Company contributes to certain of these plans.


NOTE N -- LITIGATION AND CONTINGENCIES

General

In October 1992, a Class Action complaint was filed against the Company and its Chairman, alleging, among other things, violation of certain provisions of the federal securities laws. This suit seeks unspecified compensatory and punitive damages and is pending in the United States District Court, District of Connecticut. This action is at a very early stage; however, the Company
believes that the claims asserted are without merit and that   it has valid
defenses to the claims made. A motion to dismiss the action has been filed by the Company, and this motion is currently pending. The Company has not recorded any loss provision for this litigation.

In December 1992, a separate Class Action complaint was filed against Fruehauf, the Company and certain of Fruehauf's officers, directors and investment bankers, in the United States District Court, Eastern District of Michigan, Southern Division, alleging, among other things, violations of certain provisions of the federal securities laws, and seeking unspecified compensatory and punitive damages. This action is at a very early stage; however, Fruehauf and the Company believe that the claims asserted are without merit and that they have valid defenses to the claims made. Fruehauf and the Company have not recorded any loss provision for this litigation.

Terex has facilities at numerous geographic locations, which are subject to a range of federal, state and local environmental laws and regulations. Compliance with these laws has, and will, require expenditures on a continuing basis.

Fruehauf has been identified as a "Potentially Responsible Party" at approximately 19 multi-party Superfund sites, and has also identified environmental exposures at approximately 21 other sites not designated as superfund sites. The Company believes that it could have contingent responsibility for certain of Fruehauf's liabilities with respect to Fruehauf's environmental matters if Fruehauf fails to discharge its obligations, but only to the extent that such liabilities arose during the period during which Terex was the controlling stockholder of Fruehauf. The Company believes that Fruehauf's significant environmental liabilities predate Terex's acquisition of Fruehauf, and therefore any contingent responsibility is not expected to have a material adverse effect on the Company.

As disclosed in Note I -- "Long-Term Obligations", Terex's outstanding letters of credit totaled $38,923 at December 31, 1992. The letters of credit generally serve as collateral for certain liabilities included in the Consolidated Balance Sheet. Certain of the letters of credit serve as collateral guaranteeing the Company's performance under contracts.

In the Company's lines of business, but primarily in the Material Handling Segment, numerous suits have been filed alleging damages for injuries or deaths from accidents involving the Company's products that have arisen in the normal course of operations. As part of the acquisition of Clark, the Company and Clark assumed both the outstanding and future product liability exposures related to such operations. As of December 31, 1992, Clark had approximately 170 lawsuits outstanding alleging damages for injuries or deaths arising from accidents involving Clark products. Most of the foregoing suits are in various stages of pretrial completion, and certain plaintiffs are seeking punitive as well as compensatory damages. In the aggregate, these claims could be material to the Company. With respect to these product liability exposures, as well as for certain exposures related to general, workers compensation and automobile liability, the Company is self-insured up to certain limits. Insurance coverage is obtained for catastrophic losses as well as those risks required to be insured by law or contract. The Company has recorded and maintains an estimated liability, based in part upon actuarial determinations, for such uninsured risks and claims incurred, in the amount of management's estimate of the Company's aggregate exposure for self-insured risks.

The Company is involved in various other legal proceedings which have arisen in the normal course of its operations. The Company has recorded provisions for estimated losses in circumstances where a loss is probable and the amount or range of possible amounts of the loss is estimable.

The Internal Revenue Service is currently in various stages of examination of the Company's Federal tax returns. Liability, if any, resulting from the examinations cannot be determined at present. The Company believes it that its positions for issues raised in these audits are correct and that it would prevail if the taxing authorities were to propose adjustments. In any event, management believes that the outcome of these examinations will not have a material impact on the consolidated financial statements because the Company has significant net operating loss carryovers. No accruals have been made for any taxes which might result from these examinations.

The Company is contingently liable as a guarantor for certain customers' floor plan obligations with financial institutions. As a guarantor, the Company is obligated to purchase equipment which has been repossessed by the financial institution based upon the unamortized principal balance outstanding. The Company records the repossessed inventory at its estimated net realizable value. Any resultant losses are charged against related reserves. The related inventory is presented as a component of used equipment in Note F - Inventories. The guarantee under such floor plans aggregated $19.2 million at December 31, 1992. Adequate reserves, giving consideration to the collateral related to the contingent liabilities, have been recorded for potential losses arising from these guarantees. Losses, if any, under these arrangements are not expected to be significant.

Clark has also given guarantees arising out of the ordinary conduct of its business. These guarantees are to financial institutions and generally relate to capital loans, residual guarantees and other dealer and customer obligations, and approximated $44.9 million at December 31, 1992. Potential losses on such guarantees are accrued as a component of the Allowance for Doubtful Accounts.

To enhance its marketing effort and ensure continuity of its dealer network, Clark has also agreed as part of its dealer sales agreements to repurchase certain new and unused products and parts inventory and certain products used as dealer rental assets in the event of a dealer termination. Through this arrangement, Clark has been able to maintain dealer networks based on operational standards and marketing requirements. Repurchase agreements included in operating agreements with an independent financial institution have been patterned after those included in the dealer sales agreements. Dealer inventory and rental asset financing of approximately $253.9 million at December 31, 1992 are covered by those operating agreements. It is not practicable to determine the additional amount subject to repurchase solely under the dealer sales agreements. Under these agreements, when dealer terminations do occur, a newly selected dealer generally assumes the assets of the prior dealer and any related financial obligations. Historically, Clark has incurred only immaterial losses relating to these arrangements. For the five months ended December 31, 1992, one dealer was terminated and the related losses were negligible.

Terex has agreed to indemnify certain outside parties for losses related to Fruehauf's worker compensation obligations. Some of the claims for which Terex is contingently obligated are also covered by bonds issued by an insurance company. Management is unable to estimate the amount or timing of losses, if any, which might arise from claims for which Terex might be contingently liable, and, accordingly, is unable to conclude that the amount would not be material to the Company. As of December 31, 1992, in accordance with Accounting Principles Board Opinion 18, Terex has recognized liabilities for these contingent obligations in the aggregate amount of $3.0 million, representing management's estimate of the maximum potential losses which the Company might incur.


NOTE O -- RELATED PARTY TRANSACTIONS

KCS

The Company's Chairman and President is the controlling shareholder of KCS Industries, Inc. ("KCS"), a corporation which provides legal, financial and management services to the Company and Fruehauf under management contracts. Pursuant to certain restrictions in Fruehauf's Bank Credit Facility, Fruehauf was prohibited from paying management fees to KCS in excess of $2,300 in 1992 and is prohibited from making any payments in 1993 until all indebtedness under the Bank Credit Facility is repaid. Payments to KCS by Terex and Fruehauf for services rendered and for out-of-pocket expenses amounted to $5,148 in 1992 and $5,831 in 1991, and $5,319 in 1990.

In addition to the 42% of the outstanding common stock of Fruehauf owned by the Company, KCS and its shareholders own approximately 21.5% of Fruehauf's outstanding common stock.

In conjunction with the Fruehauf acquisition, KCS purchased $7,500 of the Series A Notes and $4,500 of the Series B Notes. During 1991, as part of the recapitalization of Fruehauf in connection with its IPO, the warrants acquired by KCS with the Series A Notes were exercised for Fruehauf common stock and the Series B Notes were exchanged for Fruehauf common stock. At December 31, 1991, Fruehauf no longer had debt payable to KCS. Interest and other expenses on debt issued to KCS aggregated $1,651 and $2,746 in 1991 and 1990, respectively.

On January 25, 1993, Terex entered into an agreement whereby KCS borrowed $1.7 from Terex ("the KCS/Terex Note"). The KCS/Terex Note bore interest at prime. The loan represented by the KCS/Terex Note may have constituted a default under the Senior Secured Notes, the Subordinated Notes and the Bank Lending Agreement. The entire balance was repaid to Terex on February 1, 1993, six days after the initial borrowing, thereby curing any default which may have occurred.

Fruehauf Trailer Corporation

Three members of the Company's Board of Directors also serve as directors for Fruehauf Trailer Corporation.

Fruehauf has filed a consent solicitation with the Securities and Exchange Commission to authorize the issuance of up to 2,500,000 shares of preferred stock. A portion of these shares would be issued to the Company in exchange for $11,587 of the long-term payable to the Company. The proposed transaction would require ratification by the Fruehauf's stockholders prior to completion. The consent solicitation was pending at December 31, 1992. The completion of this transaction is uncertain.

The Company's Board of Directors approved a program to consolidate Fruehauf's parts warehousing and administration functions with the Company. During the fourth quarter of 1992, Fruehauf announced its intention to close its parts warehouse in Westerville, Ohio and transfer its replacement parts inventory to the Terex distribution center near Memphis, Tennessee. Under the proposed arrangement, Terex will perform purchasing and warehousing functions for Fruehauf in exchange for monthly parts warehousing fees. This relocation has not yet been implemented and is dependent upon the eventual outcome of the Fruehauf restructuring plan. In November 1992, in contemplation of this agreement, Terex transferred $2,000 to Fruehauf. The $2,000 transfer constituted a default ("November Default") under the Senior Secured Notes, the Subordinated Notes and the Bank Lending Agreement. Subsequently in May 1993, Terex entered into an agreement with Delphos Axle Corporation ("Delphos"), an operating unit of Fruehauf, whereby Delphos will provide products and manufacturing services to Terex. The agreement with Delphos required Terex to make a $2,000 payment to Delphos, which Terex effected on May 11, 1993 by instructing Fruehauf to transfer the $2,000 Fruehauf owed to Terex directly to Delphos. This transfer also satisfied Fruehauf's $2,000 obligation to Terex so that the events which gave rise to the November Default no longer exist.

In August, 1992, Clark purchased certain assets of a subsidiary of Fruehauf for $790. This constituted a default under the Senior Secured Notes, the Subordinated Notes and the Bank Lending Agreement because the purchase did not have prior approval of the independent members of the Company's Board of Directors. The approval was subsequently obtained; therefore, the events which gave rise to such default no longer exist.

Terex Corporation Master Retirement Plan Trust

In conjunction with the financing of the Clark Acquisition and the refinancing of certain of the existing debt, $4,000 of the Senior Secured Notes were issued to the Trust. The Trust later purchased an additional $2,002 of the Senior Secured Notes. At December 31, 1992, debt payable to the Trust was $6,002. Interest on debt issued to the Trust aggregated $232 in 1992.

Other

A director of the Company is affiliated with Airlie, and one director was formerly affiliated with Airlie, a limited partnership which owns approximately 9% of the Company's common stock. An additional 3.6% of the Company's Common Stock is owned by individuals related to Airlie. In addition, Airlie owned approximately 3.3% of Fruehauf's outstanding common stock. In conjunction with the Fruehauf Acquisition, $7,497 of the Series A Notes and $4,500 of the Series B Notes were issued to Airlie. During 1991, as a part of the Fruehauf recapitalization, the Series A Notes were exchanged for the Fruehauf Notes bearing an interest rate of 12% and the Series B Notes were exchanged for Fruehauf common stock (see Note I -- "Long-Term Obligations"). Debt payable to Airlie of $7,497 is included in the Consolidated balance sheet at December 31, 1991. Interest and other expenses on debt issued to Airlie of $2,092 and $2,749 in 1991 and 1990, respectively, is included in the Consolidated Statement of Income. Assuming Airlie exercised the Fruehauf Warrant it received with the Fruehauf Notes in the Recapitalization, it would own approximately 18.2% of Fruehauf's common stock.

Fruehauf owns a manufacturing facility in Germany that it leases to SESR pursuant to a lease agreement assumed in the Fruehauf acquisition. The carrying value of this asset was $18,955 at December 31, 1991. The facility is reported as a component of Other Assets in the December 31, 1991 Consolidated Balance Sheet. Fruehauf received rental revenue of $657 and $665 from SESR in 1991 and 1990, respectively. Rental revenue is recorded as other income in the Consolidated Statement of Income and is reduced by depreciation expense on the facility. SESR is responsible for paying the property taxes, insurance, maintenance and expenses related to the leased property.


NOTE P -- BUSINESS SEGMENT INFORMATION

The Company's operations are structured into two industry segments, heavy equipment and material handling. Prior to 1992, the Company's operations were structured into two industry segments; trailer and heavy equipment. The Material Handling Segment principally represents the operations of Clark which was acquired during 1992 (see "Note C -- Acquisitions").

The Company's Heavy Equipment Segment includes operations engaged in the design, manufacture and marketing of heavy-duty, off-highway earthmoving and lifting equipment. Products include haulers, scrapers, loaders, crawlers, cranes, excavators, draglines and aerial lifts. The Heavy Equipment Segment also manufactures and markets a wide range of accessories and replacement parts for its products. The principal markets served by the Heavy Equipment Segment include the construction, mining, and industrial markets.

The Company's Material Handling Segment is engaged in the design, manufacture and marketing of internal combustion and electric forklifts and related parts and equipment. The principal markets served by the Material Handling Segment include distribution and manufacturing operations and the food, canning and bottling industry.

Through its former consolidated subsidiary, Fruehauf, the Company was also engaged in the design, manufacture and marketing of truck trailers, including vans, refrigerated vans, dump trailers, platform trailers, liquid and bulk tanks, and components (the "Trailer Segment") from 1989 through 1991. In addition, the Trailer Segment sold used trailers, some of which had been accepted as trade-ins in connection with the sale of its new trailers. The Trailer Segment also performed service work on trailers and markets trailer parts and equipment. The principal markets served by the Trailer Segment were the trucking and transport industries. As explained in Note D -- "Investment in Fruehauf Trailer Corporation," the Company accounts for Fruehauf using the equity method as of January 1, 1992.


Industry segment information is presented below:

                                              1992         1991        1990

  Sales
     Material Handling                     $240,940        $---         $---
     Trailer                                    ---     512,689      589,441
     Heavy Equipment                        282,415     271,505      433,737

       Total                               $523,355    $784,194   $1,023,178

  Income (Loss) From Operations
     Material Handling                       $2,177        $---         $---
     Trailer                                    ---    (23,153)       19,274
     Heavy Equipment                        (5,929)    (11,279)       23,287
     General/Corporate                        (373)     (1,768)        1,825

       Total                               $(4,125)   $(36,200)      $44,386

  Depreciation and Amortization
     Material Handling                       $4,042        $---         $---
     Trailer                                    ---       8,449       15,037
     Heavy Equipment                          5,610       3,575        4,628
     General/Corporate                           41       1,444        1,404

       Total                                 $9,693     $13,468      $21,069

  Capital Expenditures
     Material Handling                       $3,129        $---         $---
     Trailer                                    ---       2,510        3,565
     Heavy Equipment                          2,238       1,554        5,130
     General/Corporate                           15          34           12

       Total                                 $5,382      $4,098       $8,707

  Identifiable Assets
     Material Handling                     $247,813        $---         $---
     Trailer                                    ---     359,928      458,001
     Heavy Equipment                        229,042     256,071      286,384
     General/Corporate                          501       1,204          680

       Total                               $477,356    $617,203     $745,065


  Geographical segment information is presented below:
                                              1992         1991         1990

  Sales
     North America                         $369,394    $708,854     $906,981
     Europe                                 149,970      84,680      143,980
     All other                               30,780      23,070          29,011
     Eliminations                          (26,789)    (32,410)     (56,794)

       Total                               $523,355    $784,194   $1,023,178

  Income (Loss) From Operations
     North America                        $(11,968)   $(35,456)      $40,595
     Europe                                   5,453     (2,131)        4,365
     All other                                1,351         392          284
     Eliminations                             1,039         995        (858)

       Total                               $(4,125)   $(36,200)      $44,386

  Identifiable Assets
     North America                         $363,252    $556,165     $674,591
     Europe                                 122,877     105,090      112,808
     All other                                8,664       2,226        4,659
     Eliminations                          (17,437)    (46,278)     (46,993)

       Total                               $477,356    $617,203     $745,065


Intersegment sales were immaterial in all years presented. Sales between geographic areas are generally priced to recover costs plus a reasonable markup for profit. Operating income equals net sales less direct and allocated operating expenses, excluding interest and other nonoperating items. Corporate assets are principally cash, marketable securities and administration facilities.

The majority of the Material Handling Segment operations market their product through independent distributors. The majority of the Heavy Equipment Segment operations market their products through independent distributors, while certain other operations market their products directly to the end user. Trailers and related service, parts and accessories were marketed through Fruehauf's sales and service branches, as well as through an existing nationwide dealership network which consists of over 200 independent businesses which generally serve the trucking and transport industries.

The Company is not dependent upon any single customer. No single customer accounted for more than 10% of 1992, 1991 or 1990 consolidated net sales.

Export sales from U.S. operations were $92,347, $83,324 and $117,320 in 1992, 1991 and 1990, respectively.


NOTE Q - LIQUIDITY AND REFINANCING PLANS

As a result of significant operating losses which have continued through the first quarter of 1993, and cash flow difficulties, the Company has taken significant actions to reduce its overall cost structure and improve liquidity.

The Company intends to augment its top management during 1993, with the addition of a new Chief Executive Officer and a Chief Financial Officer. In addition, the Company has announced that it is formulating a plan to integrate the management services of KCS into the Company. These changes will allow the Company to deal more efficiently with its increased complexity and globalization due to the July, 1992 acquisition of Clark.

The Company was not in compliance with certain financial covenants in the Bank Lending Agreement at December 31, 1992. Terex has since received waivers for the noncompliance and the financial covenants in the Bank Lending Agreement have been revised. The revised lending agreement allows no cash borrowing availability and states that beginning April 21, 1993, the Company must commence increasing the amount of the cash collateral at specified increments such that by June 30, 1993 all letters of credit are cash collateralized. The Company is attempting to secure alternative financing which would provide adequate liquidity and working capital for the Company's future needs. The Company has received preliminary credit approval from a financial institution to provide short-term financing by about May 21, 1993, and a permanent financing facility shortly thereafter. The Short-term Agreement only provides cash advances of $15 million and will be secured by all domestic receivables of the Company. The Permanent Lending Agreement is expected to replace the Short-term Agreement and provide up to $45 million for cash advances and guarantees of bank letters of credit and will be secured by all domestic receivables of the Company. The Company believes that the Short-term and Permanent Lending Agreements can be completed in sufficient time to allow the Company to meet all of its debt service and debt payment obligations on a timely basis. However, if such financing is not available or if it is significantly delayed, the Company may not be able to meet its debt and other obligations on a timely basis. If such event were to occur, the Company would be in a payment default which would give the holders of such obligations the right to accelerate their indebtedness which could result in a material adverse effect on the Company. As of April 15, 1993, the noncash collateralized letters of credit were $5.9 million, while accounts receivable remained substantially unchanged from the December 31, 1992 balance of $78.3 million.

The Company believes that, based on management's current estimates, it will be in compliance with its covenants with respect to its Senior Secured Notes and Subordinated Notes throughout 1993. However, certain future events could affect the Company's continuing compliance with such covenants. In particular, in computing tangible net worth under the covenants of the Senior Secured Notes and the Subordinated Notes, the Company is allowed to maintain a defined value for its investment in Fruehauf. At December 31, 1992, the defined value approximated $51.0 million. At December 31, 1992, the market value of the Company's investment in Fruehauf was $24.4 million. As discussed in Note D - "Investment in Fruehauf Trailer Corporation" to the Consolidated Financial Statements, the Company is evaluating alternatives relating to its investment in Fruehauf, including selling Terex's shares of Fruehauf common stock. If, as a result of any transactions affecting its investment in Fruehauf, or any other reason, the Company is not in compliance with certain of its covenants, the Company may be required to offer to repurchase 20% of the outstanding notes.
If such offer were to be made, it is likely that the Company would require additional funding to complete the offer, and if such funding were unavailable to it, the Company would be unable to comply with the terms of the notes and the notes may be accelerated. Such circumstances could result in a material adverse impact on the Company and its financial position.

In addition to its refinancing efforts, the Company is generating cash through the sale of excess inventory in the Heavy Equipment and Material Handling Segments, eliminating nonessential capital expenditures, and continuing corporate wide cost containment efforts. Also, during 1992, the Heavy Equipment Segment significantly reduced its engineering, selling and administrative expenses through headcount reductions and consolidation of certain administrative functions.